Exhibit 12.1

Intertape Polymer Group Inc.

Statement Re: Computation of Ratios

(dollars in millions)

	Year ended December 31,								Six months ended June 30,				Pro Forma December 31, 2003		ProForma Six months ended June 30, 2004
	1999		2000		2001	2002	2003		2003		2004
Earnings:
Income from operations before taxes	7.8		36.9		(22.6)	(67.2)	14.1		7.6		8.3		23.7		11.4
Plus fixed charges	27.0		32.5		35.4	35.2	32.2		15.7		13.8		19.6		10.7
Plus amortization of capitalized interest	0.1		0.1		0.2	0.2	0.3		0.2		0.1		0.3		0.1
Less capitalized interest	(1.1)		(1.2)		(0.9)	(0.5)	(0.7)		(0.3)		(0.3)		(0.7)		(0.7)

Earnings	33.8		68.3		12.1	(32.3)	45.9		23.2		21.9		42.9		21.5

Fixed Charges:
Interest expense, including amortization of debt issue costs	24.0		29.4		32.6	32.8	29.6		14.5		12.6		18.0		9.5
Capitalized interests	1.1		1.2		0.9	0.5	0.7		0.3		0.3		0.7		0.3
Estimated interest factor of rental expense	1.9		1.9		1.9	1.9	1.9		0.9		0.9		0.9		0.9

Fixed Charges	27.0		32.5		35.4	35.2	32.2		15.7		13.8		19.6		10.7

Ratio of Earnings to Fixed Charges (1)	1.3	x	2.1	x	—	—	1.4	x	1.5	x	1.6	x	2.2	x	2.0	x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents earnings before income taxes plus fixed charges. “Fixed charges” consist of interest expense, both expensed and capitalized, including amortization of debt issue expenses and that portion of rental expense considered to be a reasonable approximation of interest. On a pro forma basis after giving effect to the refinancing, our ratio of earnings to fixed charges would have been 2.2x for 2003 and 2.0x for the six months ended June 30, 2004. In 2001 and 2002, earnings were insufficient to cover fixed charges by approximately $23.3 million and $67.5 million, respectively.